Exhibit 99.1

TeliaSonera: Invitation to TeliaSonera's Analyst Conference Call for the Interim Report January - September 2006 on October 31, 2006

STOCKHOLM, Sweden--(BUSINESS WIRE)--Oct. 24, 2006—Invitation October 24, 2006

TeliaSonera's (Nasdaq: TLSN) (HEX: TLS1V) (STO:TLSN) interim report January - September 2006 will be announced on Tuesday October 31, 2006.

Mr Anders Igel, President and CEO of TeliaSonera AB and Mr Kim Ignatius, Executive Vice President and CFO of TeliaSonera AB, will be holding a conference call later that day to review the results. You are cordially invited to participate in this conference call.

Date: October 31, 2006 Time: 14:00 (Stockholm time) 15:00 (Helsinki time) 13:00 (London time) 08:00 (New York time)

Slide presentation A slide presentation will be available on October 31 on TeliaSonera's web site: http://www.teliasonera.com/ir.

Dial-in information To ensure that you are connected to the conference call, please dial in a few minutes before the start of the conference call.

Dial-in number:(0)20-7162 0025 Participants should quote: TeliaSonera

You can also listen to the conference live on our web site:

Replay number until Nov 7, 2006:(0)20-7031 4064 Access code:72 48 85

See also the separate invitation to the press conference call at 09:30 (Stockholm time) the same day where you now have the possibility to listen in and attend the Q&A session via a conference call.

Best regards,

Martti Yrjo-Koskinen, Head of Investor Relations, TeliaSonera AB Phone: (0)8-504 551 13

TeliaSonera is the leading telecommunications company in the Nordic and Baltic regions. At the end of December 2005 TeliaSonera had 19,146,000 mobile customers (69,887,000 incl associated companies) and 7,064,000 fixed telephony customers (7,688,000 incl associated companies) and 2,263,000 internet customers (2,331,000 incl associated companies). Outside the home markets TeliaSonera has extensive interests in the growth markets in Russia, Turkey and Eurasia. TeliaSonera is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange. Net sales January-December 2005 amounted to SEK 87.7 billion. The number of employees was 28,175.

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CONTACT: TeliaSonera
Press Office, (0)8-713 58 30